					EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended
	2010	2011	2012	2013	2014	September 30, 2015
Income from continuing operations before income tax	$915.6	$866.1	$944.2	$915.6	$826.7	$546.0
Equity in the income of investees	(11.7)	(10.4)	(21.4)	(18.6)	(14.6)	(8.0)
Cash distributions received from equity investees	18.0	11.8	21.0	14.4	8.8	6.1
	921.9	867.5	943.8	911.4	820.9	544.1

Fixed Charges:
Interest on long-term and short-term debt
including amortization of debt expense	70.0	87.5	94.5	96.5	109.5	218.1

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	67.4	73.4	75.3	78.6	79.7	71.5

Total fixed charges	137.4	160.9	169.8	175.1	189.2	289.6

Earnings before income taxes and
fixed charges	$1,059.3	$1,028.4	$1,113.6	$1,086.5	$1,010.1	$833.7

Ratio of earnings to fixed charges	7.71	6.39	6.56	6.21	5.34	2.88